Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST AND MITSUBISHI CORPORATION ANNOUNCE CLOSING OF PREVIOUSLY ANNOUNCED STRATEGIC JOINT VENTURE

Calgary, September 23, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust ("Penn West") has closed the previously announced joint venture (the “Joint Venture”) with a wholly owned subsidiary of Mitsubishi Corporation (“MC”). The Joint Venture has been formed to develop shale gas assets in the Cordova Embayment area and certain conventional gas assets in the Wildboy area of northeastern British Columbia (the “Assets”). As part of the agreement, MC acquired a 50 percent interest in the Joint Venture consisting of current production of approximately 30 million cubic feet per day (gross) of conventional natural gas, 550,000 acres (gross) of land including approximately 120,000 acres (gross) targeting shale gas in the Cordova Embayment, as well as a 50 percent interest in the Wildboy gas processing facility, the sales gas pipeline connecting the area to the TransCanada system in Alberta, and all associated infrastructure.  In return, Penn West received approximately $250 million in initial consideration and MC has committed to spend $600 million of the first $800 million of initial development capital associated with the JV.

About Penn West
Penn West is one of the largest conventional oil and natural gas producers in North America and the largest producer of light and medium oil in western Canada. Based in Calgary, Alberta, Penn West operates throughout the Western Canadian Sedimentary Basin on a land base encompassing approximately 7 million acres.

Penn West Units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West Units are listed on the New York Stock Exchange under the symbol PWE.

About Mitsubishi Corporation

Mitsubishi Corporation (MC) is Japan’s largest general trading company (sogo shosha) with over 200 bases of operations in approximately 80 countries worldwide. Together with its over 500 group companies, MC employs a multinational workforce of approximately 60,000 people. MC has long been engaged in business with customers around the world in virtually every industry, including energy, metals, machinery, chemicals, food and general merchandise.

MC seeks to contribute to the enrichment of society through business firmly rooted in principles of fairness and integrity. For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew, CEO
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com